Filed by Bank First Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tomah Bancshares, Inc.

Commission File No. 001-38676

MERGER INFORMATION

NOVEMBER 20, 2019

NOVEMBER 20, 2019

NOVEMBER 20, 2019

PURCHASE ANNOUNCEMENT

On Tuesday, November 19, 2019, Bank First Corporation, parent company of Bank First, N.A. entered into a merger agreement with Tomah Bancshares, Inc., the parent company of Timberwood Bank, to purchase the company and their banking office in Tomah, Wisconsin (see attached News Release for complete information).

WHAT HAPPENS NEXT?

For Timberwood Bank customers, employees and the general public, things will look and feel the same for a period of time. Transition teams will begin working diligently behind the scenes obtaining approval from our regulators, planning for system conversions, creating customer communication, and working with employees prior to the merger.

During the next few weeks, our teams will begin introductions and begin planning for a smooth conversion that benefits both organizations and our customers.

PROJECTED TIMELINE:

NOVEMBER 20, 2019

WHO IS BANK FIRST?

We are a relationship-based community bank focused on providing innovative products and services that are value driven.

Relationship Based

At Bank First, we recognize the importance of family, community, and financial growth and strive to deliver a superior banking experience by providing personalized customer service and beneficial financial solutions. We accomplish this by building relationships and being active and involved in the communities we serve. We know our customers by name, and all decisions are made by an experienced team of bankers who live in the community and understand the needs of local families and businesses.

Community Bank

Bank First takes great pride in supporting our community. We believe by working together, we can transform lives and build stronger communities for our future generations. In 2018, Bank First contributed over $750,000 to more than 400 Wisconsin community events and organizations, and employees donated over 11,600 hours of their time volunteering as well.

Innovative Products & Services

As technology advances, Bank First is able to stay at the forefront of change through our co-ownership of UFS, LLC, a data processing facility headquartered in Grafton, Wisconsin. UFS provides data and technology services for 60 Midwest banks. The bank’s relationship with UFS allows quick access to the latest advancements in banking technology, as well as the ability to offer customizable solutions that match or exceed our competitors’ offerings at a lower cost. Our relationship with UFS also allows us to challenge the status quo. We actively seek feedback from our customers regarding features or enhancements they would like to see, and in turn work one-on-one with UFS to implement their suggestions.

Value Driven

The relationships we develop with families and businesses allow us to know and understand our customers on a personal level. This gives us the ability to provide flexible, customizable solutions that are value driven. We foster a culture focused on excellence and work hard every day to add value to the banking experience.

QUICK FACTS:

• 23 Locations
• 309 Employees
• Founded in 1894 (celebrating 125 years this year!)
• Top-performing bank in Wisconsin
• Recognized as a “Best Bank to Work For”
• Stock Ticker Symbol: BFC
• Website: www.bankfirstwi.bank
• Find us on Facebook: bankfirst-wi
• Connect with us on LinkedIn: Bank First - WI

Consolidated Financial Performance - as of 12/31

	2018	2017	2016
Net Income (in millions)	$25.46	$15.31	$14.91
Total Assets (in millions)	$1,793	$1,753	$1,316
Total Loans (in millions)	$1,428	$1,398	$1,027
Total Deposits (in millions)	$1,557	$1,507	$1,127
Net Interest Margin	3.89%	3.45%	3.26%
Efficiency Ratio	52.16%	53.28%	50.81%
Return on Average Assets	1.43%	1.04%	1.13%
Return on Average Equity	15.36%	11.26%	12.01%
Non-Performing Assets to Total Assets	1.30%	1.42%	0.16%
Book Value (consolidated)	$26.37	$23.76	$20.53
EPS (consolidated)	$3.81	$2.44	$2.40

IT’S DIFFERENT AT FIRST	Recognized by American Banker as one of the “Best Banks to Work For” in 2019!

Bank First is headquartered in Manitowoc, Wisconsin. Through a combination of acquisitions and de novo offices, the bank has expanded to serve the community banking needs of those throughout Wisconsin. Our growth has been achieved through our relationship-based model of banking. We take pride in knowing our customers on a personal level and working together to create value for themselves, their families, and the communities in which we live.

WE BELIEVE IN EXCELLENCE.

Bank First is proud to be the top-performing provider of financial services in Wisconsin. Our success is attributed to our dedicated team of bankers who are committed to excellence and exceeding customer expectations. It is also due to our relationship-based model of banking. This model facilitates a culture of high credit quality standards and gives us an opportunity to know our customers on a personal level, allowing us to provide superior financial solutions that are value driven.

Bank First continues to outperform its peers and has been recognized as one of the top 100 performing banks in the United States and the top performing bank in Wisconsin. In addition, we have been recognized by American Banker as one of the “Best Banks to Work For” in 2019.

WE BELIEVE IN HELPING YOU GROW.

It is the mission of Bank First to help employees grow both personally and within their role by creating employee-centric development plans and giving people the autonomy to succeed while holding them accountable to deliver results. Development plans are focused on career growth, personal development, training, mentoring, and community involvement. Employees are encouraged to further enhance their skills and seek additional training if desired. Bank First also promotes leadership training for its staff, in addition to providing tuition reimbursement for those looking to further their education.

WE BELIEVE IN STRENGTHENING OUR COMMUNITY.

Bank First takes great pride in supporting our community. We believe by working together we can transform lives and build stronger communities for our future generations. In 2018, Bank First contributed over $750,000 to more than 400 Wisconsin community events and organizations, and employees donated over 11,600 hours of their time volunteering as well. Giving back has allowed Bank First to develop meaningful relationships with local families, businesses, and non-profit organizations. We believe these relationships strengthen us, our families, and our communities.

WE BELIEVE IN PERSONAL WELL-BEING.

Bank First is committed to helping employees balance work and family commitments. Employees are afforded favorable vacation days and flexible hours to accommodate doctor appointments, family obligations, volunteer efforts, school events for children, and any other life event that arises. We also offer a confidential employee assistance program for personal or work related issues.

WE BELIEVE IN ETHICAL INTEGRITY.

Bank First’s culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. Employees are encouraged and empowered to always do the right thing. We are committed to fostering an environment in which all employees, directors, and officers adhere to the same high standards of ethical conduct in the performance of the bank’s business activities. This contributes to our overall success.

SO MANY REASONS TO THINK FIRST!

NOVEMBER 20, 2019

WHO IS TIMBERWOOD BANK?

Brief History

Timberwood Bank has proudly served Tomah and the surrounding communities since November of 2003. The Bank was started with the purchase of the branch office of the M&I Bank in Tomah, WI, along with the Timberwood Bank charter and branches in Laona and Wabeno, WI. In April of 2007, Timberwood Bank purchased Acuity Bank, the current location of Timberwood Bank in Tomah.

Who are we?

Timberwood Bank is a locally owned, independent community bank in Tomah Wisconsin. We strive to be the premier bank in the communities we serve that you can count on as “the One Place to go” for all your financial needs. The aspect that is different about Timberwood Bank is you are doing business with people who know you or will take the time to get to know you.

As a community partner, helping organizations in and around Tomah is a large part of who we are at Timberwood Bank. Over the years, we’ve assisted over 100 organizations with their missions to serve our community. Our employees play a vital role in the success of our bank and our communities. They are experts in our products and services and are always ready to help in any way possible. We take great pride in our work and providing the best banking experience possible. Our employees volunteer countless hours helping local organizations, providing financial literacy to our schools and communities, and truly caring about your future as they understand that’s what makes our future successful as well.

What we believe:

Our Mission: To be a premier community bank distinguished by excellence in customer service, competitive products and state of the art technology. To fulfill this mission, we commit to focus on our customers, focus on our communities, focus on our shareholders, focus on our employees.

QUICK FACTS:

•	Founded in 2003
•	1 location in Tomah, WI
•	38 Employees
•	SBA Preferred Lender
•	Host of Timberwood Bank University, a financial education and scholarship program
•	Website: www.timberwoodbanks.com
•	Facebook & Instagram: Timberwood Bank

Consolidated Financial Performance - as of 12/31

	2018	2017	2016
Net Income (in millions)	$2.40	$2.07	$2.07
Total Assets (in millions)	$185	$179	$171
Total Loans (in millions)	$123	$126	$118
Total Deposits (in millions)	$153	$150	$142
Net Interest Margin	3.47%	3.55%	3.65%
Efficiency Ratio	55.61%	55.71%	57.24%
Return on Average Assets	1.33%	1.18%	1.21%
Return on Average Equity	10.74%	9.26%	9.13%
Non-Performing Assets to Total Assets	0.07%	0.27%	0.23%
Book Value (consolidated)	$159.52	$153.99	$143.22
EPS (consolidated)	$18.33	$15.73	$15.43

NOVEMBER 20, 2019

OUR COMBINED FOOTPRINT:

•	Our branch network will contain a total of 23 locations (including the office inside of Acuity Insurance, Sheboygan).
•	Our branch network will contain loans of $1.8 billion, deposits of $2.0 billion, and have an overall asset size of $2.4 billion.

NOVEMBER 20, 2019

QUESTIONS AND ANSWERS ABOUT THE MERGER:

Why did Timberwood Bank merge?

•	Merging with a larger organization will ensure we have the resources required to meet the demands of a competitive marketplace and continue to deliver innovative products and services to our customers.

Why did Timberwood Bank choose Bank First?

•	Bank First is a Wisconsin-based homegrown community bank.

•	Our values, vision for building relationships and delivery of remarkable customer service closely align.

•	They value their employees as much as we value ours. They are committed to excellence and believe in helping their employees grow and reach their fullest potential.

•	Our customers will benefit from Bank First’s 49.8% ownership of UFS, LLC, a data processing company located in Grafton, WI. UFS provides data and technology services to Midwest banks. Bank First’s ownership of UFS gives it the buying power of a large regional bank, creating opportunities to access the latest advancements in banking technology at a faster rate than our peers.

•	Another opportunity for the combined organization is to leverage Bank First’s sophisticated suite of treasury management products and services for our business customers.

•	The merger preserves community banking through continued support of local causes benefitting the local economy. In 2018, Bank First contributed over $750,000 to more than 400 Wisconsin community events and organizations.

•	Bank First will also be an excellent fit for our employees and the communities we serve. Bank First takes great pride in creating a culture that focuses on community involvement and encourages its employees to volunteer and give back in many ways. In 2018, Bank First employees donated over 11,600 hours of their time volunteering.

•	Additionally, Bank First has been recognized by American Banker as one of the “Best Banks to Work For”, which is awarded to the top 40 banks in the United States.

Why did Bank First choose Timberwood Bank?

•	The merger brings together two strong organizations focused on relationship banking with a shared commitment to the communities we serve.

•	The merger strengthens the bank’s market share in Monroe County.

•	Timberwood Bank has earned the SBA Preferred Lender status, which enhances the expertise in commercial lending.

•	The merger provides greater access to capital to finance additional business growth in Tomah and beyond.

•	Bank First currently services the needs of the $88.3 billion* agriculture market in the state of Wisconsin and Timberwood Bank will strengthen their agricultural business.

*Source: https://www.farmflavor.com/wisconsin-agriculture/

NOVEMBER 20, 2019

QUESTIONS AND ANSWERS ABOUT THE MERGER:

How does this impact the Bank First (Ticker: BFC) stock price?

•	It’s difficult to predict what the merger will do to the stock price of Bank First.

How does this impact our financials?

•	Combined, we will have loans of $1.8 billion and deposits of $2.0 billion. Our overall asset size will be approximately $2.4 billion.

Will there be job losses?

•	Understandably, there will be overlapping roles once the two institutions are combined. Although there are no job guarantees, we will make every effort to assess our business needs and retain top talent. If we are unable to do so, displaced employees will be offered a severance package to assist them with pay and benefits.

What’s the difference between an acquisition and merger?

•	When two banks combine, it’s called a merger. The surviving entity (Bank First in this case) is considered the acquiring bank.

What data processing system are the banks running on?

•	Both banks currently work off of Fiserv processing system.

When will the merger be complete?

•	The merger date is estimated to take place in mid-May and conversion will take place immediately after. First, we need to obtain regulatory approvals.

NOVEMBER 20, 2019

KEY CONTACTS:

BANK FIRST

Mike Molepske, CEO	mmolepske@bankfirstwi.bank	(920) 652-3202
Kelly Dvorak, General Counsel/Corporate Secretary	kdvorak@bankfirstwi.bank	(920) 652-3244
Kevin LeMahieu, CFO	klemahieu@bankfirstwi.bank	(920) 652-3362
Kelly Fischer, COO	kfischer@bankfirstwi.bank	(920) 652-3263
Jason Krepline, EVP Senior Lender	jkrepline@bankfirstwi.bank	(920) 694-1903
Joan Woldt, EVP Regional President	jwoldt@bankfirstwi.bank	(920) 901-7971
Deb Weyker, VP Marketing	dweyker@bankfirstwi.bank	(920) 652-3274
Sherry Jonet, VP Human Resources	sjonet@bankfirstwi.bank	(920) 652-3291

TIMBERWOOD BANK

Kevin Ravenscroft, President & CEO	kravenscroft@timberwoodbanks.com	(608) 372-2265
Robert Holmes, Executive Chairman		(608) 372-2265

NEWS RELEASE

P.O. Box 10, Manitowoc, WI 54221-0010

For further information, contact:

Deb Weyker, Vice President Marketing
Phone: (920) 652-3274
dweyker@bankfirstwi.bank

Company Release – 11/20/2019

Bank First Signs Definitive Agreement to Acquire Timberwood Bank

Highlights of the Announced Transaction

▪	Brings together two strong organizations focused on relationship banking with a shared commitment to the communities they serve
▪	Strengthens Bank First’s market share in Monroe County
▪	Benefits Timberwood Bank customers with enhanced products and services
▪	Timberwood Bank’s SBA Preferred Lender status enhances the expertise in commercial lending
▪	Preserves community banking through continued support of local causes benefitting the local economy
▪	Provides greater access to capital to finance additional business growth in Tomah

MANITOWOC, Wis. and TOMAH, Wis., November 20, 2019 /PRNewswire/ -- Bank First Corporation (Nasdaq: BFC) (“Bank First”), the holding company of Bank First, N.A., announced today the signing of an Agreement and Plan of Merger (the “Agreement”) with Tomah Bancshares, Inc. (“Timberwood Bank”), parent company of Timberwood Bank, a Wisconsin state-chartered bank, under which Timberwood Bank will merge into Bank First in an all-stock transaction.

Under the terms of the Agreement, each Timberwood Bank shareholder will receive 5.1445 shares of BFC common stock for each share of Timberwood Bank common stock they own, subject to adjustment in the event that the per share valuations of BFC common stock exceeds or falls below upper or lower bounds, respectively, as defined within the Agreement. The aggregate consideration was originally modeled at approximately $32.6 million but will fluctuate based on the per share valuation of Bank First common stock on the closing date, as defined within the Agreement.

As of September 30, 2019, Timberwood Bank had approximately $193 million in consolidated assets, $127 million in net loans, $155 million in consolidated deposits and $20 million in consolidated shareholders’ equity. Based on the financial results as of September 30, 2019, the combined company will have total assets of approximately $2.4 billion, net loans of approximately $1.8 billion and deposits of approximately $2.0 billion.

The Agreement has been approved by the Boards of Directors of Bank First and Timberwood Bank. The closing of the transaction, which is anticipated to take place in the spring of 2020, is subject to customary conditions, including regulatory approval and approval by Timberwood Bank shareholders.

When combined, the proposed merger will help strengthen both banks and improve Bank First’s presence in Monroe County and the surrounding areas.

DEPOSITS - Tomah branch		LOANS - Tomah branch
Bank First	$71,429,813.00	Bank First	$42,508,173.00
Timberwood	$156,217,411.00	Timberwood	$126,927,951.00
COMBINED:	$227,647,224.00	COMBINED:	$169,436,124.00

*as of 9/30/2019

“The announcement today reinforces our strategic initiative of providing relationship-based community banking throughout the State of Wisconsin,” stated Mike Molepske, President and Chief Executive Officer of Bank First. “We are thrilled for the opportunity to deliver the latest banking technologies to more families, businesses, and non-profit organizations in the Tomah area while staying true to our core principles of community banking. Bank First’s ownership of UFS, LLC, a company that provides data and technology services to 60 Midwest banks, gives us the opportunity to access the latest advancements in banking technology at a faster rate than its peers. This allows the Bank to provide an enhanced suite of products and services while remaining nimble and responsive to customer needs at the local level.”

“We look forward to working together to maintain our tradition of community banking in the Tomah area,” stated Kevin Ravenscroft, President and Chief Executive Officer of Timberwood Bank. “Bank First has a long, rich history of community involvement and relationship-based banking, dating back to 1894. Their approach to banking coincides with our core principle of treating customers like friends and neighbors. This partnership not only strengthens our team, but also provides an enhanced suite of products to our customers.”

Sandler O'Neill + Partners, L.P. served as financial advisor to Bank First and Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel. Vining Sparks IBG, LP served as financial advisor to Timberwood Bank and Godfrey & Kahn S.C. served as legal counsel.

Bank First Corporation

Bank First Corporation is a bank holding company headquartered in Manitowoc, Wisconsin with total assets of approximately $2.2 billion. Its principal activity is the ownership and operation of Bank First, a nationally-chartered community bank that operates 23 branches in Wisconsin. The bank’s history dates back to 1894 when it was founded as the Bank of Manitowoc. For more information on Bank First, please visit www.bankfirstwi.bank.

Tomah Bancshares, Inc.

Tomah Bancshares, Inc., is a bank holding company headquartered in Tomah, Wisconsin with total assets of $193 million. Its principal activity is the ownership and operation of Timberwood Bank, a community bank that operates one branch in Tomah, Wisconsin. For more information on Timberwood, please visit www.timberwoodbanks.com.

Forward-Looking Statements

This news release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward- looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the merger, the expected returns and other benefits of the merger, to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on Bank First’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement, (4) the risk of successful integration of Timberwood’s business into Bank First, (5) the failure to obtain the necessary approval by the shareholders of Timberwood, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by Bank First to obtain required governmental approvals of the merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the Agreement to be satisfied, or any unexpected delay in closing of the merger, (10) the risk that the integration of Timberwood’s operations into the operations of Bank First will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Bank First’s issuance of additional shares of its common stock in the merger transaction, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Bank First’s annual report on Form 10- K filed with the Securities and Exchange Commission (the “SEC”) on March26, 2019, and other documents subsequently filed by Bank First with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither Bank First nor Timberwood undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this news release or any related documents, Bank First and Timberwood claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Bank First will file with SEC a registration statement on Form S-4 that will include a proxy statement of Timberwood and a prospectus of Bank First, as well as other relevant documents concerning the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BANK FIRST, TIMBERWOOD AND THE PROPOSED MERGER. The proxy statement/prospectus will be sent to the shareholders of Timberwood seeking the required shareholder approval. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Bank First through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by Bank First will also be available free of charge by directing a written request to Bank First Corporation, P.O. Box 10, Manitowoc, Wisconsin 54221-0010, Attn: Kelly Dvorak. Bank First’s telephone number is (920) 652-3100.

Participants in the Transaction

Bank First, Timberwood and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Timberwood in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Bank First and its directors and officers may be found in Bank First’s proxy statement filed with the SEC on April 15, 2019.

Contacts

For Bank First: Mike Molepske, CEO, at mmolepske@bankfirstwi.bank or (920) 652-3202

For Timberwood: Kevin Ravenscroft, CEO, at kravenscroft@timberwoodbanks.com or (608) 372-2265

November 22, 2019

Dear Valued Customer,

As you may have heard, we are pleased to announce Timberwood Bank will soon become part of the Bank First family. On November 19, 2019, we formally agreed to merge. We believe this move will strengthen community banking in Tomah and the surrounding communities. Merging with Bank First will ensure we have the resources required to meet the demands of a competitive marketplace and continue to deliver innovative products and services to our customers. Rest assured, you can expect to see no change in the quality of service to you as our customer.

Why did Timberwood Bank choose Bank First?

•	Bank First is a Wisconsin-based homegrown community bank.
•	Our values, vision for building relationships and delivery of remarkable customer service closely align.
•	They value their employees as much as we value ours. They are committed to excellence and believe in helping their employees grow and reach their fullest potential.
•	Our customers will benefit from Bank First’s 49.8% ownership of UFS, LLC, a data processing company located in Grafton, WI. UFS provides data and technology services to Midwest banks. Bank First’s ownership of UFS gives it the buying power of a large regional bank, creating opportunities to access the latest advancements in banking technology at a faster rate than our peers.
•	Another opportunity for the combined organization is to leverage Bank First’s sophisticated suite of treasury management products and services for our business customers.
•	The merger preserves community banking through continued support of local causes benefitting the local economy. In 2018, Bank First contributed over $750,000 to more than 400 Wisconsin community events and organizations.
•	Bank First will also be an excellent fit for our employees and the communities we serve. Bank First takes great pride in creating a culture that focuses on community involvement and encourages its employees to volunteer and give back in many ways. In 2018, Bank First employees donated over 11,600 hours of their time volunteering.
•	Additionally, Bank First has been recognized by American Banker as one of the “Best Banks to Work For”, which is awarded to the top 40 banks in the United States.

Why did Bank First choose Timberwood Bank?

•	The merger brings together two strong organizations focused on relationship banking with a shared commitment to the communities we serve.
•	The merger strengthens the bank’s market share in Monroe County.
•	Timberwood Bank has earned the SBA Preferred Lender status, which enhances the expertise in commercial lending.
•	The merger provides greater access to capital to finance additional business growth in Tomah and beyond.

•	Bank First currently services the needs of the $88.3 billion* agriculture market in the state of Wisconsin and Timberwood Bank will strengthen their agricultural business.

*Source: https://www.farmflavor.com/wisconsin-agriculture/

What can you expect?

You can expect to see no change in the high-quality, personalized level of care and service you currently receive. The closing of the transaction is expected to take place in spring of 2020. As the merger approaches, you will receive communication regarding the suite of products and services that will be available to you.

We are confident the merger of Timberwood Bank with Bank First will allow us to better meet your needs as our customer. You have been, and always will be, our top priority.

Sincerely,

Kevin Ravenscroft	Robert Holmes
President & CEO	Chairman of the Board
(608) 372-2265	(608) 372-2265